

Mail Stop 3233

March 30, 2017

<u>Via E-mail</u>
Robert G. O'Brien
Chief Financial Officer
Forest City Realty Trust, Inc.
Terminal Tower
50 Public Square
Suite 1100
Cleveland, Ohio 44113

      Re: Forest City Realty Trust, Inc.
            Registration Statement on Form S-4
            Filed March 3, 2017
            File No. 333-216439

Dear Mr. O'Brien:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

<u>The Reclassification, page 35</u>

<u>Background of the Reclassification, page 35</u>

2.   We note your disclosure that the Company periodically reviewed its equity capital structure and considered whether maintaining the dual-class structure remained in the best interests of the company and its stockholders. Please clarify the changes since previous reviews that resulted in the Board pursuing the reclassification in the course of this review. We also note your disclosure that as part of these reviews, the Board discussed and solicited the input of its stockholders with respect to the Company's dual-class stock structure. Please revise your disclosure to briefly describe these discussions and the input received.

3.   We note your reference on page 36 to certain preliminary analyses prepared by representatives of Lazard. Information about any reports, opinions or appraisals that are materially related to the transaction contemplated by the Reclassification Agreement and referred to in the registration statement is required to be disclosed in the registration statement and filed as an exhibit. Please see Item 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosure about these preliminary analyses and provide us a copy of the analyses for our review. Alternatively, please tell us why you believe this is not required pursuant to these items.

<u>Opinion of Lazard, page 44</u>

4.   We note the description of the fairness opinion prepared by Lazard starting on page 44. We further note that, in connection with rendering its opinion, the Company provided Lazard with various financial forecasts and other data relating to the business of the Company. Please revise your description of the Lazard opinion to disclose the financial forecasts and other data used, or tell us why this is not material.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Joseph B. Frumkin, Esq.
        Sullivan & Cromwell LLP